SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

FY2023 Cash Dividend Payment

1. Dividend category		Year-end Dividend
2. Dividend type		Cash Dividend
3. Dividend per share (KRW)	Common Stock	1,960
	Different classes of stocks	-
• Differential dividends		No
4. Dividend yield (%)	Common Stock	5.5
	Different classes of stocks	-
5. Total dividend payment (KRW)		482,970,307,120
6. Record date		2023-12-31
7. Dividend distribution date		Within one month of resolution of the General Meeting of Shareholders
8. Whether General Shareholders’ Meeting will be held		On Schedule
9. Date of General Shareholders’ Meeting		To be determined
10. Date of approval by the BOD		2024-02-07
• Attendance of outside directors	Present (No.)	8
	Absent (No.)	0
11. Additional Details Relevant to Investment Consideration

•  Dividend per share amount under Item 3 above is subject to change according to the result of external audit and results of the General Meeting of Shareholders.

•  Dividend yield under Item 4 above is calculated by dividing the proposed dividend per share amount to the Company’s arithmetic average closing price during the previous week, starting from two trading days prior to the dividend record date.